SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 15, 2010 re TAT Technologies Reporting Fourth Quarter and Full Year 2009 Results and election of new director.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Fourth Quarter and Full Year 2009 Results; Dan Topaz Joins TAT’s Board

Monday March 15, 2010 15:00 pm ET

GEDERA, Israel, March 15 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and twelve month periods ended December 31, 2009.

2009 was a year of weakness in the global aviation industry in general and to a greater extent in the U.S. TAT used this period as an opportunity for reorganization as well as for establishing the infrastructure for future growth. During this period TAT effected certain key management changes, appointing a new CEO to head our U.S. operations as well as appointing a new CMO as part of the group effort to expand its marketing team.

In 2009 TAT successfully completed 2 strategic M&A milestones. The first milestone was the completion of the merger with Limco-Piedmont, TAT’s U.S. based subsidiary. This strategic merger resulted in increased synergy between the operations in the U.S. and Israel and we believe it should enable us to reduce expenses. The second milestone was the completion of the FAvS transaction (described below under “Other Highlights”) which should position TAT as a leading MRO “One- Stop -Shop” for general aviation. Furthermore this transaction should enable TAT to leverage FAvS’s global presence and distribution channels as well as permit TAT to focus on its core aviation businesses: Landing Gear, APU, Heat Exchange and regional aviation markets.

TAT has also begun implementing comprehensive lean manufacturing processes which should improve yields of its U.S. operations.

Financial Highlights:

TAT announced revenues of $18.4 million and a net loss of $1 million for the three months ended December 31, 2009 compared to revenues of $31.1 million with net income of $0.7 million for the three months ended December 31, 2008.

During the 2009 period revenues were impacted by (i) lower revenues in the MRO and Parts operations due to the weakness in the U.S aviation industry; (ii) a return to normal volumes of revenues in OEM of Electric Motion Systems operations in Israel upon the completion of an extraordinary project during year 2008 through first quarter of 2009; and (iii) similar levels of revenues compared to the fourth quarter of 2008, in the OEM of Heat Transfer Products operations in Israel. Total decrease in revenues was 41%.

In the fourth quarter of 2009 TAT recorded a capital gain of $4.4 million from the FAvS transaction described below under “Other Highlights”.

Revenue breakdown by the four  principal operational segments for the three-month and twelve-month periods ended December 31, 2009 and 2008, respectively, was as follows:

	Three Months Ended December 31.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		Unaudited
Revenues
MRO services *	$8,155	44.4%	$14,012	45.0%
OEM of Heat Transfer products	7,881	42.9%	8,393	26.9%
Parts services **	446	2.4%	3,929	12.6%
OEM of Electric Motion Systems	2,510	13.7%	6,692	21.5%
Eliminations	(631)	(3.4)%	(1,882)	(6.0)%
Total revenues	$18,361	100.00%	$31,144	100.00%

	Twelve Months Ended December 31.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		Unaudited
Revenues
MRO services *	$42,283	50.9%	$54,276	52.5%
OEM of Heat Transfer products	28,618	34.4%	27,857	27.0%
Parts services **	6,057	7.3%	17,289	16.7%
OEM of Electric Motion Systems	11,321	13.6%	9,758	9.4%
Eliminations	(5,188)	(6.2)%	(5,891)	(5.7)%
Total revenues	$83,091	100.00%	$103,289	100.00%

* Includes MRO services for Propellers for the period: January 1st 2009 until November 30, 2009, following which this product line was sold to First Aviation Services Inc., as further described under “Other Highlights”

** Includes results for the period: January 1st 2009 until November 30, 2009, following which this operational segment was sold to First Aviation Services Inc., as further described under “Other Highlights”

For the twelve months ended December 31, 2009 TAT announced revenues of $83.1 million with net income of $1.8 million compared to revenues of $103.3 million with net income of $4.3 million for the same period ended December 31, 2008.

During the 2009 period, revenues were impacted by (i) lower revenues in the MRO and Parts operations due to the weakness in the U.S aviation industry; (ii) a return to normal volumes of revenues in OEM of Electric Motion Systems operations in Israel upon the completion of an extraordinary project during year 2008 through first quarter of 2009; and (iii) higher levels of revenues compared to 2008, in the OEM of Heat Transfer Products operations in Israel. Total decrease in revenues was 20%.

Other Highlights :

On December 4, 2009 the transaction between TAT’s subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”), and First Aviation Services, Inc. (“FAvS”) was consummated.  In connection with the transaction, among other things, Piedmont acquired  37% of FAvS common stock and $750,000 of its preferred stock, in exchange for the contribution of Piedmont’s parts and propeller businesses. FAvS is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning of aircraft parts and components, and supply chain management services.  FAvS also performs overhaul and repair services for wheels, brakes and starter/generators, and builds custom hose assemblies. Simultaneously, FAvS acquired all of the assets of Kelly Aerospace Turbine Rotables (“KATR”), a provider of overhaul and repair services for landing gear, safety equipment, hydraulic and electrical components, brakes and hose assemblies for corporate, regional and military aircraft. Piedmont agreed to provide an up to 2 year guaranty of $7 million of the debt incurred by FAvS in connection with the KATR acquisition. We believe this transaction will position TAT as a leading MRO “One- Stop -Shop” for general aviation while enabling TAT to enjoy FAvS’s global presence and distribution channels. As mentioned above, TAT recorded a capital gain of $4.4 for the transaction.

On November 19, TAT completed the repurchase of all shares authorized under its previously announced Rule 10b5-1 Stock Repurchase Plan (announced on August 13, 2009).  Under the plan TAT repurchased 253,390 ordinary shares at an average price of $7.89 per share.  These shares represented 2.79% of the shares outstanding prior to the commencement of the repurchases.

On November 12, 2009, TAT’s Board declared a cash dividend in the total amount of NIS 10 million (approximately $2.66 million), or NIS 1.123 per share (approximately $0.30 per share), for all of the shareholders of TAT. The dividend was paid on December 7, 2009.

Dr. Shmuel Fledel, TAT’s CEO commented:

“2009 was a challenging year for TAT and the whole industry.  However, we used the softness in the market as an opportunity to reorganize the company, focus on our core capabilities and expand our business through strategic acquisitions. Our goal is to continue to expand our business offerings worldwide and to be a leader in MRO and OEM products for the commercial and military aerospace and ground defense industries. We believe that with the latest strategic steps that we took,  TAT will grow its business during 2010 as well as expand its global outreach”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	December 31,	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$25,568	$33,899
Marketable securities	2,919	11,300
Trade accounts receivable (net of allowance for doubtful accounts of $2,360 and $145 at December 31, 2009 and December 31, 2008, respectively)	15,494	22,086
Inventories	33,620	35,014
Other accounts receivable and prepaid expenses	12,394	6,545

Total current assets	89,995	108,844

Investment in a company	8,901	-
Funds in respect of employee right upon retirement	2,597	3,705
Long-term deferred tax	220	--
Property, plant and equipment, net	14,463	15,187
Intangible assets, net	2,924	2,195
Goodwill	5,311	5,999

Total assets	$124,411	$135,930

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	1,434	150
Trade accounts payables	6,110	10,718
Other accounts payable and accrued expenses	5,785	7,360

Total current liabilities	13,329	18,228

LONG-TERM LIABILITIES:
Fair value of Call options to minority		2,183
Long-term loans, net of current maturities	7,363	5,188
Liability in respect of employee rights upon retirement	3,157	4,468
Long-term deferred tax liability	2,956	1,086

	13,476	12,925
EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at December 31, 2009 and 2008; issued and outstanding 8,815,003 shares at December 31, 2009 and 6,552,671 shares at December 31, 2008,	2,790	2,204
Additional paid-in capital	55,865	39,476
Accumulated other comprehensive loss	7,581	(763)
Treasury stock, at cost, 258,040 shares at December 31, 2009	(2,018)	-
Retained earnings	30,648	35,160
Total shareholders equity	94,866	76,077
Noncontrolling interest	2,740	28,700

Total equity:	97,606	104,777

Total liabilities and equity	$124,411	$135,930

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Revenues:
MRO services	$8,155	$14,012	$42,283	$54,276
OEM - Heat Transfer products	7,881	8,393	28,618	27,857
OEM - Electric Motion Systems	2,510	6,692	11,321	9,758
Parts services	446	3,929	6,057	17,289
Eliminations	(631)	(1,882)	(5,188)	(5,891)
	18,361	31,144	83,091	103,289

Cost and operating expenses:
MRO services	7,959	11,787	37,901	43,664
OEM - Heat Transfer products	6,183	5,913	19,809	21,058
OEM - Electric Motion Systems	2,277	5,905	7,849	7,845
Parts services	528	3,352	5,879	13,922
Eliminations	(1)	(1,748)	(4,543)	(5,926)
	16,946	25,209	66,895	80,563
Gross Profit	1,415	5,935	16,196	22,726

Research and development costs	183	--	680	--
Selling and marketing expenses	927	901	3,719	4,369
General and administrative expenses	5,348	3,689	14,401	12,407
Less: Capital gain from selling activity	(4,400)	--	(4,400)	--
Relocation Expenses	178	--	604	--
	2,236	4,590	15,004	16,776
Operating income	(821)	1,345	1,192	5,950

Financial expense	645	866	2,042	1,503
Financial income	768	1,196	2,117	2,677
Other (expenses) income, net	(170)	(236)	101	(236)

Income (loss) before income taxes	(868)	1,439	1,368	6,888

Income taxes	201	420	(765)	1,795

Net income (loss)	(1,069)	1,019	2,133	5,093
Share in results of affiliated company	(32)	(12)	(32)	674
less: Net loss (income) attributable to noncontrolling interest	84	(321)	(347)	(1,499)
Net income (loss) attributable to controlling interest	$(1,017)	$686	$1,754	$4,268

Basic net income (loss) per share attributable to controlling interest	$(0.12)	$0.12	$0.22	$0.652
Diluted net income (loss) per share attributable to controlling interest	$(0.12)	$0.12	$0.22	$0.650

Weighted average number of shares - basic	8,699,664	6,554,504	7,920,678	6,546,055
Weighted average number of shares – diluted	8,717,163	6,559,587	7,948,345	6,566,249

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) Maintenance, Repair and Overhaul or ‘MRO” services. Until December 4, 2009 TAT also operated a fourth operational segment, Parts services, which was contributed to FAvS as part of the transaction described above under “Other Highlights”.

OEM of Heat Transfer products primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of its 70% controlled subsidiary Bental in August 2008.

MRO services include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs and Landing Gear. TAT’s Limco and Piedmont subsidiaries operate FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

The Parts segment, operated until  December 4, 2009, focused on inventory management and sale of APU parts, propellers and landing gear. TAT offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009 TAT sold its parts segment to FAvS (See “Other Highlights”).

Three Months ended December 31, 2009 compared with three months ended December 31, 2008

Revenues. Total revenues for the three months ended December 31, 2009 were $18.4 million compared to $31.1 million for the three months ended December 31, 2008, a decrease of 41%. This reflects (i) lower revenues in the MRO and Parts operations due to the weakness in the U.S aviation industry; (ii) a return to normal volumes of revenues in OEM of Electric Motion Systems operations in Israel, upon the completion of an extraordinary project during year 2008 through first quarter of 2009; and (iii) similar levels of revenues compared to the fourth quarter of 2008, in the OEM of Heat Transfer Products operations in Israel.

Cost of revenues. Cost of revenues were $16.9 million for the three months ended December 31, 2009 compared to $25.2 million for the three months ended December 31, 2008, a decrease of 33%. The decrease in cost of revenues was primarily attributable to the decreased revenues. Cost of revenues as a percentage of revenues was 92.3% in the three months ended December 31, 2009, compared to 80.9% for the three months ended December 31, 2008.

Research and development. Research and Development expenses were $0.2 million for the three months ended December 31, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues was 0.1% in the three months ended December 31, 2009. TAT did not incur any material research and development expenses in the quarter ended December 31, 2008. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.9 million for the three months ended December 31, 2009, similar to the three months ended December 31, 2008. Selling and marketing expenses as a percentage of revenues were 5.0% for the three months ended December 31, 2009, compared to 2.9% for the three months ended December 31, 2008.

General and administrative expenses. General and administrative expenses increased to $5.3 million for the three months ended December 31, 2009, from $3.7 million for the three months ended December 31, 2008, an increase of 45%. The increase in general and administrative expenses was primarily attributable to a $1.7 million one time expense associated with the write off of a customer debt. General and administrative expenses as a percentage of revenues decreased to 29.1% for the three months ended December 31, 2009 from 11.8% for the three months ended December 31, 2008. TAT also recorded a $4.4 million of capital gain derived from FAvS transaction.

Relocation Expenses. On July 28, 2009 the Company determined not to go forward with the planned relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont, subsidiary in Kernersville, North Carolina. As a result, the Company incurred relocation expenses of $0.2 million for the three months ended December 31, 2009,

Operating income (loss). For the three months ended December 31, 2009 TAT reported an operating loss of $0.8 million compared to operating income of $1.3 million for the three months ended December 31, 2008. The loss  is attributable to decreased revenues, as well as decreased gross and operational margins in the U.S and Israel operations, compared to the fourth quarter in 2008.

Financial expense. Financial expense for the three months ended December 31, 2009 was $0.6 million, compared to $0.9 million for the three months ended December 31, 2008. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. Financial expense during the previous year’s quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

Financial income. Financial income for the three months ended December 31, 2009 was $0.8 million compared to $1.2 million for the three months ended December 31, 2008. In both periods financial income was primarily attributable to hedging activities related to exchange rates between the U.S. dollar and the Israeli Shekel and to interest received for short-term investments.

Other Income (expense). TAT had other expenses of $0.2 million for the three months ended December 31, 2009 similar to the three months ended December 31, 2008. Other income (expense) for both periods primarily resulted from a change in the fair value of unrealized forward transactions gains as of each quarter’s end.

Net income (loss) attributable to noncontrolling interest. TAT recognized a net loss attributable to noncontrolling interest of $ 0.1 million for the three months ended December 31, 2009 compared to net income of $0.3 million for the three months ended December 31, 2008.

Taxes. Total tax expense for the three months ended December 31, 2009 amounted to $0.2 million, compared to $0.4 million for the three months ended December 31, 2008. Tax expense for the three months ended December 31, 2009 is attributable to statutory taxes for the OEM operations in Israel as well as deferred taxes related to capital gain in the U.S., off-set by reduction of income before tax in the U.S operations.

Net income (loss) to controlling interest. TAT recognized a net loss of $ 1.0 million for the three months ended December 31, 2009 compared to net income of $0.7 million for the three months ended December 31, 2008.

Year ended December 31, 2009 compared with the Year ended December 31, 2008

Revenues. Total revenues were $83.1 million for the year ended December 31, 2009 compared to $103.3 million for the year ended December 31, 2008, a decrease of 20%. This reflects (i) lower revenues in the MRO and Parts operations due to the weakness in the U.S aviation industry; and (ii) increased revenues in the OEM operations in Israel due to organic growth in the OEM of Heat Transfer products segment, as well as increased revenues in the OEM of Electric Motion Systems segment derived from the Company’s 70% controlled subsidiary, Bental, commencing August 18, 2008.

Cost of revenues. Cost of revenues were $66.9 million for the year ended December 31, 2009 compared to $80.6 million for the year ended December 31, 2008, a decrease of 17%. The decrease in cost of revenues was primarily attributable to the decreased revenues in the MRO and Part services segments and to product mix with lower margin products sold during the year ended December 31, 2009 in the OEM of Heat Transfer Products segment. Cost of revenues as a percentage of revenues was 80.5% in the year ended December 31, 2009, a slight increase compared to 78.0% in the year ended December 31, 2008, primarily as a result of product mix with lower margin products sold during the year ended December 31, 2009 in the MRO and Parts segments, as well as to additional costs in the MRO segment related to Repair Center and Storefront agreements affected retroactively.

Research and development. Research and Development expenses were $0.7 million for the year ended December 31, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% in the year ended December 31, 2009. TAT did not incur any material research and development expenses in the year ended December 31, 2008. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $3.7 million for the year ended December 31, 2009, from $4.4 million for the year ended December 31, 2008. The 15% decrease in selling and marketing expenses was primarily attributable to more efficient operation whereby payroll expenses in Israel and the U.S. decreased. Selling and marketing expenses as a percentage of revenues were 4.5% for the year ended December 31, 2009, compared to 4.2% for the year ended December 31, 2008.

General and administrative expenses. General and administrative expenses increased to $14.4 million for the year ended December 31, 2009, from $12.4 million for the year ended December 31, 2008. The 16% increase in net general and administrative expenses was primarily attributable to a  $1.7 million one time expenses associated with the write off of a customer debt, by a $0.8 million one time expense associated with the merger of a wholly-owned subsidiary of TAT and Limco mentioned above and by increased expenses in the OEM operations as a result of the consolidation of Bental operations commencing August 18, 2008, off-set by one-time expense in 2008 associated with the retirement of certain management members which were not incurred during year 2009. General and administrative expenses as a percentage of revenues was 17% for the year ended December 31, 2009, compared to 12% for the year ended December 31, 2008. TAT also recorded a $4.4 million of capital gain derived from FAvS transaction.

Relocation Expenses. On July 28, 2009 the Company determined not to go forward with the planned relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont, subsidiary in Kernersville, North Carolina. As a result, the Company incurred relocation expense of $0.6 million for the year ended December 31, 2009, compared to none during the year ended December 31, 2008. TAT does not expect to incur additional material costs related to this item.

Operating income. Operating income decreased to $1.2 million for the year ended December 31, 2009 from $5.95 million for the year ended December 31, 2008, a decrease of 78%. The decrease in operating income reflects decreased gross and operational margins in the MRO and in the Parts services segments in 2009 compared to 2008; offset by increased gross and operational margins in the OEM operations due to improved margins in the OEM of Heat Transfer products segment, as well as operational income in the OEM of Electric Motion Systems segment derived from the company’s 70% controlled subsidiary, Bental Industries Ltd. commencing August 18, 2008.

Financial expenses. Financial expense for the year ended December 31, 2009 was $2.0 million, compared to $1.5 million for the year ended December 31, 2008. During 2009 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. During 2008 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

Financial income. Financial income for the year ended December 31, 2009 was $2.1 million, compared to $2.7 million for the year ended December 31, 2008  and was primarily attributable to hedging activities related to exchange rates between the U.S. dollar and the Israeli Shekel and to interest received for short-term investments.

Other Income (expenses). TAT had other income of $0.1 million for the year ended December 31, 2009 compared to other expenses of $0.2 million for the year ended December 31, 2008. Other income for the year ended December 31, 2009 primarily resulted from a change in the fair value of unrealized forward transactions gains as of December 31, 2009.

Net income attributable to noncontrolling interest. TAT recognized net income attributable to noncontrolling interest of $0.3 million for the year ended December 31, 2009 compared with net income attributable to noncontrolling interest of $1.5 million for the year ended December 31, 2008.

Taxes. Total tax income for the year ended December 31, 2009 amounted to $0.8 million, compared to tax expense of $1.8 million for the year ended December 31, 2008. Tax income for the year ended December 31, 2009 is primarily attributable to reduction of income before tax in the U.S operations, and to an income tax benefit attributable to a settlement of a tax uncertainty in favor of our OEM operations in Israel, which resulted in the reduction of a previously recorded tax provision of approximately $1.6 million; off-set by statutory taxes for the OEM operations in Israel as well as deferred taxes related to capital gain in the U.S

Net income to controlling interest. For the year ended December 31, 2009, net income was $1.8 million, compared with net income of $4.3 million for the year ended December 31, 2008.

Liquidity and Capital Resources

As of December 31, 2009 TAT had cash and cash equivalents and short-term deposits of $25.6, in addition to short term investments and marketable securities of $2.9 million (not including restricted cash of $5 million presented in Account Receivables), compared with cash and cash equivalents and short-term deposits of $33.9 million, in addition to marketable securities of $11.3 million (not including restricted cash of $1.0 million presented in Account Receivables), as of December 31, 2008.

During the quarter and as of December 31, 2009, Limco utilized $1.06 million of a credit facility signed with a U.S. bank for borrowings of up to $15 million under certain conditions.

Seasonality

TAT believes that the growth of its business over the last three years has masked a historical seasonal trend in the MRO services sector. Historically, TAT has seen many airlines decrease their maintenance requirements in the peak air travel summer months and increase its maintenance requirements in the winter months when air travel is lower.

Subsequent Event

None

*  *  *  *  *

Election of New Director

At a meeting of TAT’s Board of Directors held on March 14, 2010, Mr. Dan Topaz was unanimously elected a member of our Board of Directors.  He replaces Mr. Eran Saar who resigned from his position as KMN Holdings’ CFO and, therefore resigned from the Board effective February 1, 2010.  Mr. Topaz currently serves as the Chief Executive Officer of Isal Amlat, TAT’s controlling shareholder. Prior to joining TAT’s board, between the years 1995 and 2009, Dan Topaz served as Co-Chief Executive Officer of Ham-Let Ltd., an Israeli company which supplies industrial & High Tech compression Fittings and Valves.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat.co.il

Contact:
Miri Segal-Scharia	Yaron Shalem – CFO
MS-IR LLC	TAT Technologies Ltd.
Tel:1-917-607-8654	Tel: 972-8-862-8500
msegal@ms-ir.com	yarons@tat.co.il

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger.  These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations.   Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations,  and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: March 15, 2010